

January 14, 2010

Hernán Lorenzino
Office of the Financial Representative of Argentina
1800 K Street, N.W., Suite 924
Washington, D.C. 20006

> **Re:** **The Republic of Argentina**
> **Registration Statement under Schedule B**
> **File No. 333-163784**
> **Filed December 16, 2009**
>
> **Form 18-K for Fiscal Year Ended December 31, 2008, as amended**
> **File No. 33-70734**
> **Filed October 27, 2009 and amended December 16, 2009**

Dear Mr. Lorenzino:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. The page numbers for the Form 18-K/A correspond to the marked document.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement under Schedule B

General

1. Please clarify whether this registration statement will be used to conduct all or a portion of the debt exchange that you have proposed.

2. Please describe in detail the process Argentina uses to determine the terms of the exchange offers. For example, discuss whether third parties have or will evaluate the terms of the offers.

Cover Page

3. Please include a cross reference to the risk factors, including the page on which they begin.

About this Prospectus, page 2

4. Revise the second paragraph or provide additional language to clarify that this disclosure is not intended to be a disclaimer or limitation of liability under the federal securities laws. Please make similar changes to the Form 18-K/A.

Incorporation of Certain Documents by Reference, page 3

5. Please include Argentina's SEC file number, and provide a telephone number that investors may use to orally request Argentina's incorporated documents.

Risk Factors, page 5

6. Revise the risk factors to delete language that mitigates the risk described.

7. Please update the disclosure to address recent events, such as the controversy surrounding the Central Bank.

Certain risks are inherent in any investment in an emerging market…, page 5

8. You disclose general risks associated with investments in emerging markets, such as Argentina. Please focus this risk factor on the political, social and economic instability related to Argentina.

<u>The global credit crisis and unfavorable general economic…, page 5</u>

9. This risk factor caption indicates that the global credit crisis and unfavorable
   economic and market conditions have affected your economy, yet the disclosure
   that appears in the risk factor indicates that the crisis "may negatively affect" your
   economy. Please reconcile these statements.

<u>An increase in inflation could have a material adverse effect…, page 7</u>

10. Specify the actual amounts of inflation experienced by Argentina instead of
    discussing inflation on an international basis. Please disclose the portion or
    amount of your debt that is indexed to inflation. You disclose that the Central
    Bank and other government entities may revise official financial or economic data
    and that these data may vary significantly from data published by private analysts
    and non-governmental sources. Please discuss the effect of these variances on the
    repayment of debt that is indexed to inflation and the disclosure of outstanding
    indebtedness.

<u>The Central Bank and other Government entities…, page 7</u>

11. Discuss more fully the nature of the controversy regarding economic data released
    by INDEC.

<u>Litigation, page 9</u>

<u>Argentina's default on its public external indebtedness…, page 9</u>

12. Discuss the total amount of Argentina's default on its public external
    indebtedness.

<u>Risks Relating to Argentina's Securities, page 10</u>

<u>It may be difficult for you to obtain or enforce judgments…, page 10</u>

13. Please expand this risk factor to discuss the total amount of outstanding
    judgments against Argentina and the circumstances under which Argentina would
    pay those judgments.

<u>Description of the Securities, page 11</u>

14. Please indicate whether the indenture will be qualified under the Trust Indenture
    Act of 1939.

Default and Acceleration of Maturity, page 16

15. Clarify how the defaulted debt that was eligible for, but not tendered in, the 2005 debt exchange is characterized.

Modifications, page 18

16. Please clarify that the modification provisions with respect to the reserve matters constitute a collective action clause. Please caption the related section as "Collective Action Clause," and explain in plain language the effect of the collective action clause.

Global Clearance and Settlement, page 21

Clearing Systems, page 23

17. Delete the statement that "Argentina takes no responsibility for the accuracy of this information" because it is responsible for all of the disclosure included in the registration statement.

Jurisdiction, Consent to Service, Enforceability and Immunities…, page 26

18. Please discuss the current default, pending litigation and difficulties of enforcing judgments against Argentina. With respect to the limitations on Argentina's waiver of immunity, please clearly describe each of the circumstances under which Argentina will not waive its immunity instead of referring to specific laws.

Annual Report on Form 18-K/A

19. To the extent applicable, please comply with the above comments in the annual report.

Exhibit (d)

20. Throughout the annual report, clarify whether you are referring to real or nominal GDP each time you refer to GDP or other items calculated as a percentage of GDP.

21. Please include a map of Argentina in the annual report.

22. Please discuss the Judgment Evading Foreign States Accountability Act of 2009, which has been introduced in the U.S. Congress.

23. Please prominently disclose any defaults on principal or interest of any external security by Argentina that occurred within a period of twenty years before the filing of the registration statement. See paragraph 4 of Schedule B. In this regard, please discuss fully the terms of any debt exchange with holders of defaulted securities, including the material terms of new debt securities issued in the exchange, disclose the total amount of principal and interest repaid to holders of defaulted securities compared to the total amount of principal and interest outstanding at the time of default, the principal amount of securities and percentage in interest of participation in the exchange offer and the principal amount of securities and percentage in interest of securities that did not participate in the exchange offer.

Certain Defined Terms and Conventions, page 1

24. Include the definition of "pesification" in the list of defined terms. We note that it is defined on page 23; however, it is used earlier in the document.

25. The defaulted debt that was eligible for, but not tendered in, the 2005 debt exchange appears to be "defaulted debt" and "non-performing debt" and should be included in the disclosure of defaulted debt and non-performing debt throughout the registration statement. Please revise.

Presentation of Financial Information, page 6

26. Throughout the document, please balance the statistics calculated by INDEC with disclosure with respect to private analysts and non-governmental sources to clarify how much these statistics vary. Please disclose the reasons for the significant turnover and controversy at INDEC, and discuss the types of economic data that have been affected.

Debt Presentation, page 7

27. Disclose the amount of penalty interest related to past due interest amounts on non-performing debt.

Summary, page 9

Selected Economic Information, page 9

28. Please specify how INDEC changed its methodology to calculate the CPI, such as through changes to the regions included or to the basket of goods used to track prices. Discuss the effect that these changes have had on the comparability with previous disclosure, and explain why the previous data were not presented using the new methodology. Similarly, throughout the document, provide an explanation for any other changes to methodology of calculating economic data or changes in the government entity providing the data that you reference.

The Republic of Argentina, page 10

General, page 10

29. This document indicates that President Kirchner's term was "marked by economic growth, reduction of poverty and unemployment rates and large-scale debt renegotiations …." Please clarify that this statement is based on the use of government information. Disclose the percentage in interest of holders that participated in the debt exchange.

Monetary System, page 11

Social Security, page 13

30. Please discuss the controversy surrounding the "unification" of private pension funds, including disclosure regarding the amount of funds added to Argentina's total deposits in the banking system and how these funds have been used.

Public Sector Debt, page 13

31. Disclose clearly the total amount of debt on which Argentina defaulted. Please disclose the material terms of the 2005 debt exchange, including a discussion of any discounts to the value of the original outstanding debt. We also note that you have described the default as a suspension and as a decision to "defer payments." Please clarify throughout the document that the government defaulted on a substantial portion of its debt and quantify that amount. Also, you indicate that the global exchange offer was "voluntary;" however, the government passed a law preventing it from negotiating a further exchange with holders that did not tender their debt securities in the exchange offer. Please revise.

Manufacturing Production by Sector, page 38

32. Identify the components of "Others" in the table since the aggregate amount constitutes a significant amount of overall production.

Growth of Service Sector, page 42

33. To the extent practicable, please include a "Trade, hotels and restaurants" line item as included in the table on page 32.

Poverty, page 50

34. Please disclose which and how many "essential goods and services" in the basket are goods and services that the government has subsidized. Furthermore, please discuss the effect on the poverty rate if the government were to end the subsidies on the items included in the computation of the poverty rate.

35. Please clarify the reasons for the use of the period of October 2007 through March 2008. Please present this information using consistent periods.

Role of the State in the Economy, page 51

State Involvement in the Economy, page 51

36. With respect to the expropriation of Aerolíneas Argentinas, please quantify the amount of consideration received by Aerolíneas Argentinas relative to its appraised value.

Concessions, page 52

37. Discuss the status of the international bidding process to privatize the postal service.

Foreign Trade and Balance of Payments, page 54

Imports by Groups of Products, page 60

38. Please elaborate why this table is measured on a CIF basis rather than the FOB basis used in the "Balance of Payments."

Non-financial public sector, page 63

39. The disclosure indicates that the 2005 debt exchange was "successful." Please disclose any discounts on the amount of debt exchanged for the outstanding debt

and disclose the participation rate in the debt exchange. In this section, you also indicate that Argentina has "regain[ed] access to the capital markets" whereas recent articles indicate that Argentina has not been able to access the international capital markets. Please reconcile these statements by clarifying where Argentina has accessed capital, such as Venezuela, and the interest rates associated with such borrowings.

Trade with Brazil and other Mercosur Countries, page 69

40. We note that this section includes a discussion of trade relations with China. Please consider expanding the discussion of international trade to include the United States since it is your second largest trading partner with respect to imports and recently was your third largest trading partner for exports.

Foreign Direct Investment, page 72

41. Please discuss the underlying factors that caused the $3.7 billion decrease in total investment in Argentina by non-residents for the first six months of 2009 when compared to the same period in 2008.

Monetary System, page 75

The Central Bank, page 75

42. Please update this disclosure to address recent events.

Regulation of the Financial Sector, page 82

Litigation resulting from withdrawal restrictions…, page 83

43. Quantify the number of cases brought before the Argentine courts as a result of restrictions on withdrawals and the pesification of deposits.

Evolution of Fiscal Results: 2004-2008, page 97

44. Please explain why the expenditures referenced in footnote 4 are not reflected in the government's primary expenditures.

Summary of Revenues and Expenditures…, page 118

45. To the extent practicable, please update these statistics.

Public Sector Debt, page 127

46. Throughout this section, please include the untendered debt.

47. Please specify the amount of penalty interest on non-performing debt.

Legal Proceedings, page 167

Impact on Argentina's ability to service its debt, page 169

48. Please update this disclosure to address the potential material adverse effect that these judgments could have on Argentina's ability to service its public debt.

ICSID Arbitration, page 174

49. Please update the disclosure regarding the claims in the *Giovanna Beccara et al. v. Republic of Argentina* case brought by Italian persons to include the current number of claimants and the approximately $4.4 billion face value of the bond holdings. Also update the disclosure by these claimants in U.S. federal court.

Exhibit E

50. Please provide this information as of the most recent practicable date.

51. Disclose the interest rate associated with the outstanding indebtedness. For example, we note that you have indicated that there are "various," "fixed rate" or "savings account" interest rates. Please disclose the actual interest rate or range of interest rates associated with your indebtedness.

Closing Comment

Please revise your documents in response to our comments. You may wish to provide us with marked copies of the revised documents to expedite our review. Please furnish a cover letter with your revised documents that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised documents.

We direct your attention to Rules 460 and 461 under the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions about these comments to me at (202) 551-3253.

Sincerely,

Michael Coco
Senior International Counsel

cc: Carmen Amalia Corrales, Esq. (via facsimile)
        Cleary Gottlieb Steen & Hamilton LLP
        (212) 225-3999